Mail Stop 4561

                                   July 5, 2007

B.K. Gogia, President and Chief Executive Officer
InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860

                RE: InferX Corporation
                       Registration Statement on Form SB-2/A
                       File No. 333-138949
                       Date Filed: June 13, 2007

Dear Mr. Gogia:

       We have reviewed your amended filing and have the following
comments.

Management`s Discussion and Analysis or Plan of Operation

Year Ended, December 31, 2006 and 2005, page 17

1. We note your response to prior comment 2 where you indicate
that
an increase in capitalized costs under SFAS 86 will result in a
corresponding reduction to direct costs. While the Staff agrees
with
this statement, in theory, it does not appear to support the
disclosures in MD&A and your discussion of the reasons for the
changes in direct costs. The increase or decrease in direct costs
was only indirectly impacted by the changes in capitalized costs.
For instance, we note from your response to prior comment 4 that
R&D
costs actually increased by $36,724 from $12,642 in fiscal 2005 to
$49,366 in fiscal 2006.   Therefore, your disclosures indicating
that
capitalized costs increased by $10,000 and your response where you
indicate that an increase in capitalized costs under SFAS 86 will
result in a corresponding reduction to direct costs does not
support
the fact that direct costs actually increased by approximately
$37,000. Please revise your disclosures to include a discussion
of
the items that directly impacted the change in total direct costs.

Note 2. Summary of Significant Accounting Policies

Computer Software Development Costs, page F-9

2. We note your response to our prior comment 4. With regards to
such information, please explain further the following:
* Pursuant to SFAS 86, a detail program design is the detail
design
of a computer software product that takes product function,
feature
and technical requirements to their most detailed, logical form
and
is ready for coding. Furthermore, technical feasibility of a
computer software product is established when the Company has
completed all planning, designing, coding and testing activities
that
are necessary to establish that the product can be produced to
meet
its design specifications including functions, features and
technical
performance requirements. We note that since fiscal 2002, the
Company has capitalized in excess of $900,000 in software
development
cost and expensed only $167,000 in R&D costs. Tell us what
additional costs were expensed prior to 2002 related to these
products. Further explain how the Company was able to create a
detailed program design without incurring significant costs (in
relation to the costs that you have capitalized to date).
* We note that the Company continued to capitalize significant
costs
in fiscal 2003 and 2004 after sales of your products had begun (in
fiscal 2002). Your response to comment 4 indicates that there are
separate, specific versions of InferAgent and InferView that have
been capitalized in different manners. You further provided
excerpts
from a report prepared by an outside expert that was used to
evaluate
the development costs under SFAS 86. Your response, however,
provides no explanation to support this report. For instance, you
indicate that the report identifies the versions, timing and the
major differences of each development to support the additional
capitalized costs. While we note that certain features were added
to
the product in fiscal 2003, it is not clear what these features
were
and why they were considered to be "major differences".
Furthermore,
it appears that nothing new was added to these products in June
2003
- December 2003 and yet during this period you capitalized an
additional $207,507. Similarly, it is not clear what happened
during
January 2004 - March 2004 and September 2004 - October 2004 that
would justify additional capitalized costs of $65,334 and $42,892,
respectively. Please provide a detailed explanation to support
these
costs. A report prepared by an outside expert, without sufficient
explanation from the Company, will not be considered an
appropriate
response to the Staff`s comments.

Note 5 - Note Payable

Promissory Notes, page F-20

3. We note your response to prior comment 7 where you indicate
that,
to date, the Company has accrued penalties of approximately 89,500
shares of common stock, valued at approximately $45,000. We
further
note that such amounts are not yet reflected in the financial
statements included in your registration statement as you did not
begin accruing penalties until April 23, 2007. The Staff,
however,
believes that the fact the Company is now incurring penalties for
failure to secure an effective registration statement is important
information to a prospective investor. Furthermore, it appears
that
such amounts could be considered material to the Company`s
financial
statements. Therefore, please revise your disclosures to include
a
discussion of the fact that the Company did not meet your
deadlines
and disclose the amount of penalties incurred to date.

Note 7 - Stockholders` Equity (Deficit)

Common Stock, page F-22

4. We note your response to prior comment 8 where you indicate
that
the 305,000 shares of the Company`s common stock were issued to
founders in April 2005 in connection with your desire to
commercialize your products and services beyond government
contract
sales. You further state that prior to these individuals joining
the
Company, you had no written business plan, no going-forward
projections, no commercial marketing plan, no outside investors
and
your books were not auditable. Please reconcile this statement to
your disclosures on page 1 of the registration statement where you
state in fiscal 2002 the Company began to develop your software
product as a commercial product and in fiscal 2003 you sold two
commercial software licenses. You further state that since fiscal
2004, all of your revenues have been derived from government
contracts. Considering the Company generated $573,217 of revenues
in
fiscal 2004 (prior to the issuance of these founder shares) please
explain how your Board of Directors determined that your common
stock
in April 2005 had only a nominal value. Also, explain further
exactly how the deficiencies noted in your response (lack of
business
plan, commercial marketing plan, auditable books and records,
etc.)
were remedied within one month of this issuance and revise your

filing as necessary to include a discussion of these events in your
Business disclosures.

Note 13 - Restatement of Financial Statements, page F-26

5. We note from your response to prior comment 5 that the Company
revised your December 31, 2006 balance sheet to remove unbilled
receivables from the total assets and deferred revenue from the total
liabilities. Please explain why you did not label the Balance Sheet
as restated and include an explanation of this revision in your
restatement footnote.

Interim Financial Statements

Note 2 - Summary of Significant Accounting Policies

Recent Issued Accounting Standards, page F-42

6. We note your response to prior comment 13 where you indicate that
the Company revised your disclosures with regards to the recently
issued accounting standard, FSP EITF 00-19-2. Our previous comment
asked you to tell us what impact this guidance will have on your 2007
financial statements. Your response and your revised disclosures do
not address our comment. Your disclosures indicate that the Company
believes the EITF will have an impact on your consolidated financial
statements as it relates to Class A and Class B warrants, however,
you do not state what that impact will be. Considering FSP EITF 00-
19-2 was effective for financial statements issued for fiscal years
beginning after December 15, 2006, and interim periods within those
fiscal years, we would expect your March 31, 2007 financial
statements to reflect the adoption of this guidance. Tell us how the
Company applied this guidance to your current financial statements
and tell us specifically how you concluded that the Class A and Class
B warrants still qualified for current liability classification.

Form 8-K Filed April 26, 2007
7. We note your response to prior comment 11 where you indicate that
in April 2007, the Company issued 1,629,513 shares to certain Class A
Warrant holders. We further note from your disclosures in the
Company`s Form 8-K filed on April 26, 2007 that in April 2007, the
Company and the holders of your Class A warrants agreed to reduce

the
exercise price of 80% of your Class A warrants from $0.50 to $.25
per
share for a period of two weeks. Tell us what impact the reduction
in
the exercise price of your Class A warrants had on your financial
statements and tell us the specific accounting guidance you
applied
in accounting for this modification. Also, revise to include a
discussion of this transaction (including the financial statement
impact) in a subsequent events footnote to your financial
statements
in your registration statement.

General

8. To the extent that you revise your financial statements and/or
related disclosures in response to our comments, ensure that
equivalent revisions are made, as appropriate, to he Company`s
previously filed periodic reports.

*   *   *   *

        As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with
marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing
your
amendment and responses to our comments.

        You may contact Kathy Collins at (202) 551-3499 if you have
questions regarding comments on the financial statements and
related
matters. Questions on other disclosure issues may be directed to
me
at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Ernest M. Stern, Esq.
       by facsimile at 202- 828-5393

B.K. Gogia
InferX Corporation
July 5, 2007
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